Eb.

20004355

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Realty Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5743 Corsa Avenue, Suite #215
(No. and Street)

Westlake Village	California	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Kerner (818) 632-0485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMB

OATH OR AFFIRMATION

I, Jay Kerner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Realty Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

See Attached CA Notary Certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT REALTY SECURITIES, INC.

Table of Contents

	PAGE
SEC Form X-17A-5	1
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplementary Information	
Schedule I Statement of Net Capital	11
Schedule II Determination of Reserve Requirements	12
Schedule III Information Relating to Possession or Control	12
Assertions Regarding Exemption Provisions	13
Report of Independent Registered Public Accountant	14

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On JAN 27th, 2020 before me, K. Cristiano, Notary Public

personally appeared Jay Kerner,
who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.
I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Seal)

K. CRISTIANO
Commission No. 2229416
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires FEBRUARY 22, 2022

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Direct Realty Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Direct Realty Securities, Inc. as of December 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Direct Realty Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Direct Realty Securities, Inc.'s management. My responsibility is to express an opinion on Direct Realty Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Direct Realty Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Direct Realty Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Direct Realty Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Direct Realty Securities, Inc.'s auditor since 2014.

Tarzana, California

January 15, 2020

DIRECT REALTY SECURITIES, INC.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	241,424
Furniture and equipment, net of accumulated depreciation of $14,058		0
Other assets		8,841
Total assets	$	250,265

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Due to related party		3,000
Accounts payable		627
Total liabilities	$	3,627

STOCKHOLDER'S EQUITY:

Common stock, $1 par value. 100 shares issued, and outstanding		100
Additional paid in capital		143,750
Retained earnings		102,788
Total stockholder's equity		246,638
Total liabilities and stockholder's equity	$	250,265

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC

Statement of Income
For the year ended December 31, 2019

REVENUES:	
Revenue from underwritings and selling group participation	$400,000
EXPENSES:	
Depreciation	1,875
Legal and professional fees	19,495
Occupancy	7,200
Telephone	2,400
Other general and administrative expenses	15,027
Total expenses	45,997
NET INCOME BEFORE INCOME TAXES	$ 354,003
Income Tax Expense	5,300
NET INCOME AFTER INCOME TAXES	$ 348,703

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2019

	Total Shareholder's Equity
Beginning balance January 1, 2019	$ 193,936
Capital withdrawals	(296,000)
Net income	348,703
Ending balance December 31, 2019	$ 246,639

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 348,703
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,875
(Increase) decrease in:	
Accounts receivable	150,000
Other assets	(875)
Increase (decrease) in:	
Due to related party	(6,000)
Total adjustments	145,000
Net cash provided by operating activities	493,703
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(296,000)
Net cash used in financing activities	(296,000)
Increase in cash	197,703
Cash-beginning of period	43,721
Cash-end of period	$ 241,424
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 5,300

DIRECT REALTY SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Direct Realty Securities Inc., (the "Company"), was formed in March, 2013, in the State of California as an S corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

During 2019, two clients accounted for 100 percent of the company's revenues.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

DIRECT REALTY SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The management has reviewed the results of operations for the period of time from its December 31, 2019 through January 15, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017, and 2018.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800. Income tax expense for year ended December 31, 2019 was $5,300.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no levels to measure at December 31, 2019.

Note 2: ASC 606 REVENUE RECOGNITION:

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company [Firm] recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company [Firm] from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company [Firm] generates its revenue. For more detailed information about reportable segments, see below

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Note 3: <u>COMMITMENTS AND CONTINGENCIES:</u>

The Company has an expense sharing agreement ("Expense Sharing Agreement") with U.S. Realty Partners, Inc. ("USRP"), which is 100% owned by Jay Kerner, who is also the 100% owner of the Company. Pursuant to the terms of the Expense Sharing Agreement dated February 1, 2014, USRP agrees to Furnish to DRSI, to the extent required, office space, office equipment and supplies as well as any other service required in DRSI's administration as agreed from the time to time by USRP and DRSI. It is expressly understood that USRP will not assist or otherwise have any involvement in the management, sales activities or decision-making process of DRSI incident to its broker/dealer activities but rather shall only be providing administrative and back office support services for such activities. The terms and conditions of the Expense Sharing Agreement may be changed in writing by mutual agreement of the parties.

The following services and fees shall be shared between DRSI and USRP as follows and pursuant to the terms of the Expense Sharing Agreement:

Description Of Services And Fees To Be Shared	**Monthly Cost Allocation to be paid by DRSI**
1. Office Rent	$600
2. Office Supplies	$200
3. Telephone/Fax/Internet	$200

The total amount due from DRSI to USRP for the period of 1/1/19 through 12/31/19 was $12,000. $3,000 is unpaid and owed to DRSI at December 31, 2019.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 4: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $237,798, which was $232,798 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

DIRECT REALTY SECURITIES, INC

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Stockholder's equity, December 31, 2019	$ 246,639	$ 246,639	$ -
Subtract - Non allowable assets:			
Other assets	8,841	8,841	-
Tentative net capital	237,798	237,798	-
Haircuts	0	0	-
NET CAPITAL	237,798	237,798	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 232,798	$ 232,798	-
Aggregate indebtedness	3,627	3,627	-
Ratio of aggregate indebtedness to net capital	0.02	0.02	

There were no reported difference between the audit and focus filed at December 31, 2019.

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as directors of management of Direct Realty Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

DIRECT REALTY SECURITIES, INC.

By: ______________________

JAY KERNER, PRESIDENT
(Name and Title)

January 15, 2020
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Direct Realty Securities, Inc.
Westlake Village, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Direct Realty Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Direct Realty Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Direct Realty Securities, Inc., stated that Direct Realty Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Direct Realty Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Direct Realty Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2020